As filed with the Securities and Exchange Commission on December 21, 2009.       Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_______________________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares

OJSC “SURGUTNEFTEGAS”

(Exact name of issuer of deposited securities as specified in its charter)

OJSC “Surgutneftegas”

(Translation of issuer's name into English)

Russian Federation

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________________

The Bank of New York Mellon

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[X]  immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares representing ordinary shares of OJSC “Surgutneftegas”	100,000,000 American Depositary Shares	$5.00	$5,000,000	$356.50

(1)

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to the depositary shares covered by a previous registration statement on Form F-6 of the registrant (Regis. No. 333-150708).

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The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

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PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6 and 8
(x) Limitation upon the liability of the depositary	Articles number 14, 18 and 21

3. Fees and Charges	Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer	Article number 11

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Amended and Restated Deposit Agreement dated as of April 8, 2008 among OJSC Surgutneftegas, The Bank of New York, as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. -- Filed herewith as Exhibit 1.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. -- Not Applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.

e.

Certification under Rule 466. – Filed herewith as Exhibit 5.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the depositary shares, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of depositary shares thirty days before any change in the fee schedule.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused  this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 21, 2009.

Legal entity created by the agreement for the issuance of depositary shares representing ordinary shares of OJSC “Surgutneftegas”.

By:

The Bank of New York Mellon,

As Depositary

By:

/s/ Joanne F. Di Giovanni

Name: Joanne F. Di Giovanni

Title:   Vice President

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Pursuant to the requirements of the Securities Act of 1933, OJSC “Surgutneftegas” has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Surgut, Russia, on December 21, 2009.

OJSC “Surgutneftegas”

By:  /s/ Bogdanov Vladimir Leonidovich
Name:  Bogdanov Vladimir Leonidovich

Title:  Director General

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on December 21, 2009.

/s/ Bogdanov Vladimir Leonidovich

Director General (principal executive officer)

Bogdanov Vladimir Leonidovich

/s/ Barankov Vladislav Georgievich

First Deputy Director General

Barankov Vladislav Georgievich

on Finance and Taxation (principal financial officer)

/s/ Druchinin Andrey Vladislavovich

Chief Accountant (principal accounting officer)

Druchinin Andrey Vladislavovich

/s/ Erokhin Vladimir Petrovich

Chairman of the Board of Directors

Erokhin Vladimir Petrovich

/s/ Bulanov Alexander Nikolaevich

Chief Engineer – First Deputy Director General

Bulanov Alexander Nikolaevich

(Director)

/s/ Rezyapov Alexander Filippovich

Deputy Director General on Capital Construction

Rezyapov Alexander Filippovich

(Director)

/s/ Anan’ev Sergei Alekseevich

Deputy Director General – Drilling Division Head

Anan’ev Sergei Alekseevich

(Director)

___________________________________

Director

Matyveev Nikolai Ivanovich

/s/ Gorbunov Igor Nikolaevich

Director

Gorbunov Igor Nikolaevich

___________________________________

Director

Medvedev Nikolai Yakovlevich

___________________________________

Director

Druchinin Vladislav Egorovich

The Bank of New York Mellon

Authorized Representative in the United States

By: /s/ Joanne F. Di Giovanni

Name: Joanne F. Di Giovanni

Title:   Vice President

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INDEX TO EXHIBITS

Exhibit Number	Exhibit

1

Form of Amended and Restated Deposit Agreement dated as of April 8, 2008, among OJSC “Surgutneftegas”, The Bank of New York, as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.

5	Certification under Rule 466

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